FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                              DATED AUGUST 6, 2002

                    Advanced Semiconductor Engineering, Inc.
             (Exact name of Registrant as specified in its charter)

                            ------------------------

                               26 Chin Third Road
                         Nantze Export Processing Zone
                               Kaoshiung, Taiwan
                               Republic of China
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F X             FORM 40-F
                                  ---                     ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         YES                     NO X
                             ---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable
                                   --------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              ADVANCED SEMICONDUCTOR
                                                   ENGINEERING, INC.


Dated: August 6, 2002                         By: /s/ Joseph Tung
                                                  ------------------------------
                                                  Name:  Joseph Tung
                                                  Title: Chief Financial Officer

Advanced Semiconductor Engineering, Inc.                                  [Logo]

FOR IMMEDIATE RELEASE

Contact:

ASE, Inc.                                  Joseph Tung, CFO / Vice President
                                           Freddie Liu, Assistant Vice President
Room 1901, No. 333, Section 1
Keelung Road, Taipei, Taiwan, 110          Investor_relations@asek.asetwn.com.tw

Tel: + 886-2-8780-5489                     http://www.aseglobal.com
Fax: + 886-2-2757-6121


           ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS YEAR 2002
                       SECOND-QUARTER FINANCIAL RESULTS

Taipei, Taiwan, R.O.C., August 6th, 2002 - Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX), ("ASE", or the "Company"), one of the world's largest independent providers of semiconductor packaging and testing services, today reported quarterly revenues1 of NT$10,828 million, up 8% sequentially and up 28% versus a year ago period.

Net income amounted to NT$74 million in the second quarter ended June 1st, 2002. Diluted earnings per share for the quarter was NT$0.02, or US$0.003 per ADS2.

"ASE's performance in the second quarter was within our expectation." commented Mr. Jason Chang, Chairman of ASE. "Despite the weakness in PC sector in the second quarter, it was mitigated by our well-balanced exposure in all 3C areas. We have witnessed volume increases in the wireless communication area, and the consumer sector continued to demonstrate steady growth. Even though visibility remains low as we enter into the second half of the year, we remain confident in achieving sequential quarterly growth given our wide customer base and the accelerated outsourcing in IC backend manufacturing."

Dr. Leonard Liu, President of ASE Group further commented: "In addition to continuously developing leading edge technologies and processes through our internal efforts, we also made significant progress in teaming up with our customers and complimentary service providers to align our technology roadmap with those of the semiconductor industry leaders. The outsourcing trend in the IC assembly and test business is currently driven by the availability of leading edge technology and capacity of the independent service providers, as well as their capability to deliver total turn-key solutions. We are striving to redefine the business model of IC backend manufacturing services by providing the most advanced and complete manufacturing solutions to our customers, and we believe that ASE is equipped with all the critical capabilities to drive the change,"


CONSOLIDATED FINANCIAL RESULTS

o Net revenues amounted to NT$10,828 million, up 8% sequentially and up 28% versus year ago quarter.
o The revenue contribution can be broken down into - NT$8,437 million from assembly operations, NT$2,390 million from testing operations, and NT$1 million from other miscellaneous sales.
o Costs of goods sold were NT$9,212 million and included NT$2,810 in depreciation expenses. Gross profit for the quarter was NT$1,616 million, representing a gross margin of 15%, up three percentage points sequentially.

--------
1 All financial information is in accordance with generally accepted accounting principles in the Republic of China and was unaudited.
2 One ADS is equal to 5 shares of the Company.

Advanced Semiconductor Engineering, Inc.                                  [Logo]

o Total operating expenses were NT$1,612 million, including NT$494 million in research and development expenses. Goodwill amortization related to the acquisition of consolidated entities was NT$202 million. Selling, general and administrative expenses totaled NT$1,118 million.
o Net interest expense for the quarter was NT$344 million. Foreign exchange loss amounted to NT$262 million, as a result of the appreciation of the NT dollars, which had a negative impact on our US dollar-denominated deposits. On the other hand, the relatively weakness of the NT dollars versus the Japanese Yen also has a negative impact on our Yen-denominaed liabilities.
o The Company recognized an investment loss of NT$73 million from its minority-owned affiliates, including NT$49 million from Hung Ching Construction and NT$24 million from other invested companies. The company also recorded an investment income of NT$42 million from Universal Scientific Industrial Co., LTD. ("USI). The goodwill amortization related to non-consolidated affiliates of NT$56 million remained unchanged compared to previous quarter.
o Loss before tax was NT$379 million. The Company recognized an income tax benefit of NT$204 million during the quarter.
o    Minority income adjustment for the quarter amounted to NT$249 million.
o Effective January 1st, 2002, ROC GAAP requires that the Company's stocks held and owned by its subsidiaries be presented as treasury stocks. As a result of this GAAP change, total number of outstanding shares used in calculating the Company's EPS has reduced from 3,254,800,000 shares to 3,090,678,000 shares, reflecting a deduction of 164,122,000 shares representing Company's stock held by its subsidiaries. After adjusting for this GAAP change, the Company's loss per share for the first quarter of 2002 was NT$0.07, or a loss per ADS of US$0.011. The Company's earnings per share for the second quarter of 2002 was NT$0.02, or US$0.003 per ADS.
o Capital expenditures in Q2 2002 totaled US$103 million. The breakdown of the capital expenditures by operations is as follows: US$64 million for assembly operations, US$26 million for testing operations and US$13 million for material manufacturing operations. The entire capital expenditure was for advanced assembly, test and substrate capacity and technology upgrades.
o EBITDA for the quarter totaled NT$3,430 million. As of June 30, 2002, the Company had cash on hand of NT$7,638 million, as compared to NT$10,080 million as of March 31, 2002. The decrease in our cash position was mainly due to the sinking fund requirement in connection with the Company's Euro Convertible Bond due in November 2002, as well as the repayment of certain of the company's long term debt. Total bank debt amounted to NT$39,840 million, of which NT$23,786 million constituted long term financing.


BUSINESS REVIEW

Assembly Operation
------------------

o Revenues generated from the Company's assembly operation were NT$8,437 million, up 8% sequentially and an increase of 34% year-over-year.
o Total assembly volume reached 57.7 billion pins, up 6% from the previous quarter and up 49% year-over-year.
o Average selling price (ASP) per pin increased 2% sequentially, and down 13% year-over-year. o Fine pitch assembly (bonding pad pitch below 60 micron) comprised 51% of total assembly revenues, down from 54% sequentially and up from 46% year-over-year.
o BGA revenues comprised 47% of total assembly revenues, down from 54% from the previous quarter and down from 49% from one year ago. The decrease in the percentage of BGA revenue was mainly due to the relative weakness in the PC sector as most high-end chipsets and graphic chips for PCs use BGA packages. The average number of pins per unit for the BGA packages was 238 in Q2 2002, compared to 284 pins in Q1 2002 and 210 in Q2 2001.
o Volume from advanced leadframe based packages, including Low-profile Quad Flat Package (LQFP) and Thermal-enhanced Quad Flat Package (TQFP) increased 20%

Advanced Semiconductor Engineering, Inc.                                  [Logo]

     sequentially and 88% year-over-year. Revenues from QFP, LQFP and TQFP packages accounted for 35% of total assembly revenues, up from 28% from the previous quarter and also 29% a year ago.
o Gross margin of the assembly operations was 18%, up two percentage points sequentially and up six percentage points year-over-year.
o The average utilization rate of the assembly operation was around 65% to 70%. The fine pitch assembly capacity operated at near-full utilization.
o Capital spending on the assembly operations amounted to US$64 million, of which US$55 million was for the wirebonding assembly capacity, and US$9 million was for wafer bumping and flip chip assembly capacity.
o As of June 30, 2002, there were 4,040 wirebonders in operations, of which 2,540 wirebonders were capable of performing fine pitch wirebonding services. A total of 237 wirebonders were purchased and delivered during the second quarter of 2002.

Testing Operations
------------------

o Revenues generated from the Company's testing operation were NT$2,390 million, up 7% sequentially and up 8% year-over-year.
o Of the total testing revenues, 86% was contributed by the Company's final test operation, 6% by the wafer sort operation, and 8% by the engineering test operation.
o Testing volume (in terms of test time) increased around mid-ten percent sequentially, whereas ASP declined in the mid-single digit percentage.
o Gross margin of the test operation was 6%, compared to negative 2% in the previous quarter and 5% in the second quarter of 2001.
o The average utilization rate of the testing operation was approximately 60%, with higher utilization rates on advanced tester platforms.
o    As of June 30, 2002, the Company operated a total of 1,048 testers.

Material Operations
-------------------

o Materials revenues were NT$724 million for the quarter and consisted of NT$228 million in QFP leadframe and NT$496 million in PBGA substrates. Leadframe revenue grew 13% compared to the previous quarter as a result of stronger demand in the high-end etching QFP leadframe packages. PBGA substrate revenues declined 19%, reflecting the decreased volume in BGA packages. The materials revenues were not reflected in the Company's consolidated revenues since they were inter-company sales transaction.

Highlights
----------

o    ASE and MTBS to jointly develop next generation Large Silicon Flip Chip
     Package.
o    ASE Hosts Third-Annual Tech Forum on Semiconductor Packaging and Test.
o ASE to collaborate with IBM on next generation flip chip packaging technology.
o ISE Offers Semiconductor Companies Worldwide Remote Access to Broad Range of Test Platforms.
o    ASE Advances in Fine Pitch Wire Bonding Technology.

Advanced Semiconductor Engineering, Inc.                                  [Logo]

BUSINESS OUTLOOK

The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially. Economic and industry conditions remain uncertain, and continue to make it particularly difficult to forecast product demand.

The Company expects

o consolidated revenues to grow by mid-single digit percentage points sequentially
o    gross margin to improve by low-single digit percentage points sequentially
o    operating margin to be at a low-single digit percentage


About ASE Inc.
--------------

ASE Inc. is one of the world's largest independent providers of semiconductor packaging services and, together with its subsidiary ASE Test Limited (Nasdaq:
ASTSF), one of the world's largest independent providers of semiconductor testing services, including front-end engineering testing, wafer probing and final testing services. The Company's international customer base of more than 200 blue-chip customers includes such leading names as Advanced Micro Devices, Inc., Altera Corporation, Cirrus Logic International Ltd., Conexant Systems, Inc., LSI Logic Corporation, and Qualcomm Incorporated. With advanced-process technological capabilities and a global presence spanning Taiwan, Korea, Hong Kong, Singapore, Malaysia and the United States, ASE Inc. has established a reputation for reliable, high quality products and services. For more information, visit the website, http://www.aseglobal.com


Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons, including risks associated with the highly competitive nature of the semiconductor industry, our ability to introduce new packaging and testing technologies in order to remain competitive, our ability to successfully integrate future acquisitions, risks associated with international business activities, our business strategy, general economic and political conditions, possible disruptions in commercial activities caused by natural disasters or industrial accidents, our future expansion plans and capital expenditures, and fluctuations in foreign currency exchange rates. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on June 28, 2002.


                                       ##

                       Supplemental Financial Information

Consolidated Operations
-----------------------------------------------------------------------------
  Amounts in NT$ Millions             2Q/02             1Q/02           2Q/01
-----------------------------------------------------------------------------
  Net Revenues                       10,828            10,044           8,483
-----------------------------------------------------------------------------
  Revenues by End Application
-----------------------------------------------------------------------------
  Communication                          32%               32%             39%
-----------------------------------------------------------------------------
  Computer                               33%               39%             33%
-----------------------------------------------------------------------------
  Automotive and Consumers               34%               27%             28%
-----------------------------------------------------------------------------
  Others                                  1%                2%              0%
-----------------------------------------------------------------------------
  Revenues by Region
-----------------------------------------------------------------------------
  North America                          63%               63%             66%
-----------------------------------------------------------------------------
  Europe                                  6%                4%              4%
-----------------------------------------------------------------------------
  Taiwan                                 22%               27%             26%
-----------------------------------------------------------------------------
  Japan                                   1%                1%              2%
-----------------------------------------------------------------------------
  Other Asia                              8%                5%              2%
-----------------------------------------------------------------------------

Assembly Operations
-----------------------------------------------------------------------------
  Amounts in NT$ Millions             2Q/02             1Q/02           2Q/01
-----------------------------------------------------------------------------
  Net Revenues                        8,437             7,815           6,274
-----------------------------------------------------------------------------
  Revenues by End Application
-----------------------------------------------------------------------------
  Communication                          31%               32%             39%
-----------------------------------------------------------------------------
  Computer                               35%               42%             34%
-----------------------------------------------------------------------------
  Automotive and Consumers               33%               25%             27%
-----------------------------------------------------------------------------
  Others                                  1%                1%              0%
-----------------------------------------------------------------------------
  Revenues by Package Type
-----------------------------------------------------------------------------
  BGA                                    47%               54%             49%
-----------------------------------------------------------------------------
  QFP                                    33%               28%             28%
-----------------------------------------------------------------------------
  PDIP, PLCC, Sos                        12%               11%             13%
-----------------------------------------------------------------------------
  Others                                  8%                7%             10%
-----------------------------------------------------------------------------
  Capacity
-----------------------------------------------------------------------------
  CapEx (US$ Millions) *                 64                25              34
-----------------------------------------------------------------------------
  Number of Wirebonders               4,040             3,882           4,101
-----------------------------------------------------------------------------

Testing Operations
-----------------------------------------------------------------------------
  Amounts in NT$ Millions             2Q/02             1Q/02           2Q/01
-----------------------------------------------------------------------------
  Net Revenues                        2,390             2,227           2,204
-----------------------------------------------------------------------------
  Revenues by End Application
-----------------------------------------------------------------------------
  Communication                          34%               33%             40%
-----------------------------------------------------------------------------
  Computer                               27%               29%             29%
-----------------------------------------------------------------------------
  Automotive and Consumers               35%               35%             30%
-------------------------------------------------------------------------------
  Others                                  4%                3%              1%
-----------------------------------------------------------------------------
  Revenues by Testing Type
-----------------------------------------------------------------------------
  Final test                             86%               83%             81%
-----------------------------------------------------------------------------
  Wafer sort                              6%                7%             10%
-----------------------------------------------------------------------------
  Engineering test                        8%               10%              9%
-----------------------------------------------------------------------------
  Capacity
-----------------------------------------------------------------------------
  CapEx (US$ Millions)*                  26                20              16
-----------------------------------------------------------------------------
  Number of Testers                   1,048             1,036           1,052
-----------------------------------------------------------------------------
* Capital expenditure amounts exclude building construction cost.

                                        Advanced Semiconductor Engineering, Inc.
                                       Consolidated Summary Income Statements Data
                                        (In NT$ millions, except per share data)
                                                       (Unaudited)

                                                       For the three months ended             For the six months ended
                                                  ---------------------------------------     -------------------------
                                                   Jun. 30        Mar. 31        Jun. 30       Jun. 30         Jun. 30
                                                     2002           2002          2001           2002           2001
Net revenues:
  Assembly                                            8,437          7,815          6,274        16,252          14,416
  Testing                                             2,390          2,227          2,204         4,618           5,310
  Others                                                  1              2              5             2               7
                                                  ---------      ---------     ----------     ---------       ---------
Total net revenues                                   10,828         10,044          8,483        20,872          19,733
                                                  ---------      ---------     ----------     ---------       ---------

Cost of revenues                                      9,212          8,796          7,596        18,008          16,463
                                                  ---------      ---------     ----------     ---------       ---------
Gross Profit                                          1,616          1,248            887         2,864           3,270
                                                  ---------      ---------     ----------     ---------       ---------

Operating expenses:
  Research and development                              494            422            355           915             719
  Selling, general and administrative                 1,118          1,052          1,129         2,170           2,180
                                                  ---------      ---------     ----------     ---------       ---------
  Total operating expenses                            1,612          1,474          1,484         3,085           2,899
                                                  ---------      ---------     ----------     ---------       ---------
Operating income (loss)                                   4          (226)          (597)         (221)             371
                                                  ---------      ---------     ----------     ---------       ---------

Other (income) expenses:
  Interest expenses, net                                344            444            429           789             840
  Foreign currency loss (gain), net                     262              3           (69)           265           (333)
  Loss (gain) on long-term investment                    87             71            148           158             433
  Loss (gain) on dispose of assets                       32             16            (6)            48               2
  Others                                              (342)          (143)          (185)         (485)           (339)
                                                  ---------      ---------     ----------     ---------       ---------
  Total non-operating expenses                          383            391            317           775             603
                                                  ---------      ---------     ----------     ---------       ---------
Income (loss) before tax                               (379)          (617)          (914)         (996)           (232)
                                                  ---------      ---------     ----------     ---------       ---------

Income tax expense (benefit)                           (204)          (109)            90          (313)            246
                                                  ---------      ---------     ----------     ---------       ---------
Net income (loss) before minority interest             (175)          (508)        (1,004)         (683)           (478)
                                                  ---------      ---------     ----------     ---------       ---------

Minority interest                                      (249)          (278)          (386)         (526)           (212)
Net income                                               74          (230)          (618)         (157)           (266)

Per share data:
                               EPS - Basic          NT$0.02       NT$(0.07)      NT$(0.19)     NT$(0.05)       NT$(0.08)
                             EPS - Diluted          NT$0.02       NT$(0.07)      NT$(0.19)     NT$(0.05)       NT$(0.08)

                  Earnings per ADS - Basic         US$0.003      US$(0.011)     US$(0.029)    US$(0.007)      US$(0.012)
                Earnings per ADS - Diluted         US$0.003      US$(0.011)     US$(0.029)    US$(0.007)      US$(0.012)

Number of weighted average shares used in
the EPS calculation (in thousands,
retroactively adjusted for stock dividend)        3,090,678      3,090,678      3,254,800     3,090,678       3,254,800

Forex (NT$ per US$1)                                  34.61          35.05          33.26         34.83           32.94

                    Advanced Semiconductor Engineering, Inc.
                    Consolidated Summary Balance Sheet Data
                               (In NT$ millions)
                                  (Unaudited)

                                                        As of         As of
                                                   Jun. 30, 2002  Mar. 31, 2002
                                                   -------------  -------------

Current assets:
  Cash and cash equivalents .....................        7,638         10,080
  Short-term investments ........................        3,984          5,344
  Notes and accounts receivable .................        7,691          7,360
  Inventories ...................................        2,924          2,641
  Others ........................................        5,807          3,621
                                                       -------        -------
  Total .........................................       28,044         29,046

Long-term investments ...........................        7,938          6,834
Properties - net ................................       59,694         59,851
Other assets ....................................        7,965          7,449
                                                       -------        -------
Total assets ....................................      103,641        103,180
                                                       -------        -------

Current liabilities:
  Short-term debts ..............................       16,300         15,232
  Notes and accounts payable ....................        3,832          3,069
  Others ........................................        6,045          4,819
                                                       -------        -------
  Total .........................................       26,177         23,120

Long-term debts .................................       27,002         28,961
Other liabilities ...............................          556            420
                                                       -------        -------
Total liabilities ...............................       53,735         52,501

Minority interest ...............................       11,143         11,612

Shareholders' equity ............................       38,763         39,067
                                                       -------        -------
Total liabilities & shareholders' equity ........      103,641        103,180
                                                       -------        -------


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